Exhibit 99.1

Baozun Inc. 寶尊電商有限公司 * (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Stock Code : 9991 *For identification purposes only

EXPLANATORY NOTES Baozun Inc. (“Baozun”, “we”, “our”, or “us”) prepared this interim report for the first six months of its fiscal year ending December 31, 2022 (the “Interim Report”) pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules. For more information about our business and related risks, please refer to our annual report for the fiscal year ended December 31, 2021 (the “Annual Report”) published on the website of the Hong Kong Stock Exchange on April 29, 2022. Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law and listing rules. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

WEIGHTED VOTING RIGHT STRUCTURE Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company’s general meetings, except as may otherwise be required by law or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13,300,738 Class A ordinary shares, representing approximately 8.1% of the total number of issued and outstanding Class A ordinary shares or 7.5% of the enlarged issued and outstanding shares of the Company (without taking into account any the shares to be issued pursuant to the 2014 Share Incentive Plan and the 2015 Share Incentive Plan, including pursuant to the exercise of options or the vesting of RSUs or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make) as of June 30, 2022. WVR BENEFICIARY As of June 30, 2022, the weighted voting rights (“WVR”) beneficiaries are Mr. Vincent Wenbin Qiu, our co- founder, chairman and chief executive officer and Mr. Junhua Wu, our co-founder, director and chief growth officer. Mr. Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr. Qiu, 10 Class A ordinary shares and 9,410,369 Class B ordinary shares. Mr. Qiu also beneficially owns 640,807 Class A ordinary shares, and 884,171 Class A ordinary shares, comprising Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of June 30, 2022 held by Mr. Qiu. As of June 30, 2022, Mr. Qiu has not exercised his right to acquire such Class A ordinary shares. As of June 30, 2022, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, Mr. Qiu controlled 32.0% of the aggregate voting power of our Company. Mr. Wu is interested in and controls, through Casvendino Holdings Limited, a company wholly owned by Mr. Wu, 3,890,369 Class B ordinary shares. Mr. Wu also beneficially owns 405 Class A ordinary shares, and 2,350,554 Class A ordinary shares, comprising Class A ordinary shares issuable upon exercise of options and Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of June 30, 2022 held by Mr. Wu. As of June 30, 2022, Mr. Wu has not exercised his right to acquire such Class A ordinary shares. As of June 30, 2022, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, Mr. Wu controlled 13.1% of the aggregate voting power of our Company. The Company’s WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long-term prospects and strategy. Prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the our articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Financial Highlights For The Six Months Ended June 30, 2022 • Total net revenues were RMB4,106.2 million (US$1613.0 million), a decrease of 5.1% year-over-year, of which, service revenues were RMB2,731.5 million (US$407.8 million), an increase of 14.7% year-overyear. • Loss from operations was RMB64.5 million (US$9.6 million), compared with income from operations of RMB159.5 million in the same period of last year. Operating margin was negative 1.6%, compared with 3.7% in the same period of last year. • Non-GAAP income from operations2 was RMB51.9 million (US$7.8 million), compared with RMB237.4 million in the same period of last year. Non-GAAP operating margin was 1.3%, compared with 5.5% in the same period of last year. • Net loss attributable to ordinary shareholders of Baozun Inc. was RMB200.2 million (US$29.9 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB81.0 million in the same period of last year. • Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.3 was RMB2.4 million (US$0.4 million), compared with RMB212.1 million in the same period of last year. • Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS4”) were both RMB3.15 (US$0.47), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB1.10 and RMB1.08, respectively, for the same period of 2021. • Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS5 were both RMB0.04 (US$0.01), compared with RMB2.87 and RMB2.82, respectively, for the same period of 2021. • Cash, cash equivalents, and restricted cash totaled RMB3,136.8 million (US$468.3 million), as of June 30, 2022. 1 This Interim Report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board. 2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. 3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. 4 Each ADS represents three Class A ordinary shares. 5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

BAOZUN INC.
FINANCIAL HIGHLIGHTS

Operational Highlights For The Six Months Ended June 30, 2022

- Total Gross Merchandise Volume ("GMV")[6] was RMB40,084.0 million, an increase of 38.4% year-over-year.

- Distribution GMV[7] was RMB1,543.1 million, a decrease of 28.8% year-over-year.

- Non-distribution GMV[8] was RMB38,540.9 million, an increase of 43.8% year-over-year, of which, consignment model GMV was RMB9,882.0 million, a decrease of 11.2%, and service fee model GMV was RMB28,658.9 million, an increase of 82.9% year-over-year, driven by strong volume in the electronics and fast moving consumer goods categories.

- GMV generated from non-TMALL marketplaces and channels accounted for approximately 31.0% of total GMV during the period, flat compared with the same period of 2021.

- Number of brand partners for store operations increased to 355 as of June 30, 2022, from 293 as of June 30, 2021.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

4 Interim Report 2022

BAOZUN INC.
FINANCIAL HIGHLIGHTS

2022 Financial Results For The Six Months Ended June 30, 2022

Total net revenues were RMB4,106.2 million (US$613.0 million), a decrease of 5.1% from RMB4,324.6 million in the same period of last year. The decrease in total net revenue was mainly due to a reduction in revenue from online store operations, as a result of weaker macro-economics and COVID-19 lockdown in the first half of 2022, and a reduction in product sales revenue, as the Company optimizes its product portfolio, largely offset by the increase in value-added services, including warehousing and fulfilment, digital marketing and IT solution services.

The following table sets forth a breakdown of our revenues by segment and key categories[9] for the periods indicated:

	For the six months ended June 30,					
	2021		2022			
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(In millions, except for percentage)					
Online store operations						
Appliances	882.9	20%	730.0	109.0	18%	-17%
Apparel and accessories	491.5	11%	509.3	76.0	12%	4%
Sportswear	216.9	5%	172.3	25.7	4%	-21%
Luxury	127.5	3%	166.7	24.9	4%	31%
Others	147.1	3%	170.3	25.4	4%	16%
Electronics	466.5	11%	260.0	38.8	6%	-44%
Beauty and cosmetics	215.9	5%	193.0	28.8	5%	-11%
Others	597.2	15%	444.3	66.3	11%	-26%
Total net revenues from online store operations	2,654.0	62%	2,136.6	318.9	52%	-19%
Warehousing and fulfillment	929.3	21%	1,136.0	169.6	28%	22%
Digital marketing and IT solutions	741.3	17%	833.6	124.5	20%	12%
Total net revenues	4,324.6	100%	4,106.2	613.0	100%	-5%

9 Key categories refer to the categories that accounted for more than 5% of the Company's total net revenues during the first six months of 2022.

Interim Report 2022 5

Product sales revenue was RMB1,374.7 million (US$205.2 million), a decrease of 29.3% from RMB1,943.9 million in the same period of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, resulting in sales contraction in electronics and appliances categories under distribution model. Services revenue was RMB2,731.5 million (US$407.8 million), an increase of 14.7% from RMB2,380.7 million in the same period of last year. The increase was primarily attributable to increasing revenue contribution from warehousing and fulfillment services. Total operating expenses were RMB4,170.7 million (US$622.7 million), compared with RMB4,165.1 million in the same period of last year. • Cost of products was RMB1,197.9 million (US$178.8 million), compared with RMB1,636.9 million in the same period of last year. The decrease was primarily due to the decline in product sales revenue. • Fulfillment expenses were RMB1,354.4 million (US$202.2 million), compared with RMB1,068.4 million in the same period of last year. The increase was primarily due to the fulfillment cost of RMB357.7 million (US$53.4 million) correlated to higher revenue from warehousing and fulfillment services in the first half of 2022, which was partially offset by efficiency improvements of fulfillment, and savings in customer services as the Company implementing its regional services centers initiative. • Sales and marketing expenses were RMB1,284.2 million (US$191.7 million), compared with RMB1,118.9 million in the same period of last year. The increase was mainly due to increased strategic business development staff to drive business growth, which was partially offset by efficiency improvements. • Technology and content expenses were RMB217.5 million (US$32.5 million) compared with RMB208.4 million in the same period of last year. The increase was mainly due to growth in GMV and the Company’s ongoing investment in technological innovation and productization, which was partially offset by the Company’s cost control initiatives and efficiency improvements. • General and administrative expenses were RMB182.3 million (US$27.2 million), compared with RMB177.6 million in the same period of last year. The increase was primarily due to a rise in expenses related to acquired business in the past year, which was partially offset by the Company’s cost control initiatives and efficiency improvements.

Loss from operations was RMB64.5 million (US$9.6 million), compared with income from operations of RMB159.5 million in the same period of last year. Operating margin was negative 1.6%, compared with 3.7% in the same period of last year. Non-GAAP income from operations was RMB51.9 million (US$7.8 million), compared with RMB237.4 million in the same period of last year. Non-GAAP operating margin was 1.3%, compared with 5.5% in the same period of last year. Unrealized investment loss was RMB94.6 million (US$14.1 million), compared with RMB54.6 million in the same period of last year. The increase of unrealized investment loss was mainly due to a decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021. Exchange loss was RMB25.0 million (US$3.7 million), due to exchange rate fluctuation between Renminbi and U.S. dollar in the first half year of 2022, compared to net exchange gains of RMB18.0 million in the same period of last year. Net loss attributable to ordinary shareholders of Baozun Inc. was RMB200.2 million (US$29.9 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB81.0 million in the same period of last year. Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB3.15 (US$0.47), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB1.10 and RMB1.08, respectively, in the same period of 2021. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB2.4 million (US$0.4 million), compared with RMB212.1 million in the same period of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.04 (US$0.01), compared with RMB2.87 and RMB2.82, respectively, in the same period of 2021. As of June 30, 2022, the Company had RMB3,136.8 million (US$468.3 million) in cash, cash equivalents and restricted cash, compared with RMB4,699.8 million as of December 31, 2021. The decrease in cash position was mainly due to the Company’s repurchase of its 1.625% convertible senior notes due 2024 and share repurchase activities during the first half of 2022. Share Repurchase Program Updates On March 25, 2022, the Board of Directors approved a new share repurchase program for up to US$80 million worth of the Company’s shares in the next 12 months. During the first six months of 2022, the Company repurchased approximately 7.3 million of ADSs for approximately US$61.9 million under its share repurchase program.

Use of Non-GAAP Financial Measures The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income (loss) from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income (loss) as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share- based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three. The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share- based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.” Safe Harbor Statements This Interim Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this Interim Report is as of the date of this Interim Report and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

BAOZUN INC.
FINANCIAL HIGHLIGHTS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	December 31, 2021 RMB	As of June 30, 2022 RMB	June 30, 2022 US$
		(In thousands)	
ASSETS			
Current assets			
Cash and cash equivalents	4,606,545	3,114,597	464,997
Restricted cash	93,219	22,171	3,310
Accounts receivable, net	2,260,918	2,095,403	312,836
Inventories, net	1,073,567	899,644	134,313
Advances to suppliers	527,973	308,537	46,063
Prepayments and other current assets	572,774	559,692	83,560
Amounts due from related parties	68,984	70,159	10,474
Total current assets	9,203,980	7,070,203	1,055,553
Non-current assets			
Investments in equity investees	330,788	282,281	42,143
Property and equipment, net	652,886	707,747	105,664
Intangible assets, net	395,210	375,694	56,090
Land use right, net	40,516	40,003	5,972
Operating lease right-of-use assets	1,095,570	1,014,894	151,520
Goodwill	397,904	397,904	59,406
Other non-current assets	87,926	74,960	11,190
Deferred tax assets	114,200	114,461	17,089
Total non-current assets	3,115,000	3,007,944	449,074
Total assets	12,318,980	10,078,147	1,504,627

10 Interim Report 2022

BAOZUN INC.
FINANCIAL HIGHLIGHTS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	December 31, 2021 RMB	As of June 30, 2022 RMB	June 30, 2022 US$
	(In thousands, except for share and per share data)		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loan	2,288,465	1,311,387	195,785
Accounts payable	494,079	400,047	59,725
Notes payable	529,603	102,071	15,239
Income tax payables	127,990	–	–
Accrued expenses and other current liabilities	984,519	969,434	144,733
Amounts due to related parties	73,794	20,841	3,111
Current operating lease liabilities	278,176	286,512	42,775
Total current liabilities	4,776,626	3,090,292	461,368
Non-current liabilities			
Deferred tax liabilities	51,525	47,123	7,035
Long-term operating lease liabilities	883,495	792,022	118,246
Other non-current liabilities	125,985	113,760	16,984
Total non-current liabilities	1,061,005	952,905	142,265
Total liabilities	5,837,631	4,043,197	603,633
Redeemable non-controlling interests	1,421,680	1,410,314	210,554
Baozun Inc. shareholders' equity:			
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 163,462,631 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	125	116	18
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	5,056,999	754,990
Treasury shares	(385,942)	(792,312)	(118,289)
Retained earnings	425,125	224,962	33,586
Accumulated other comprehensive income	(102,603)	(28,210)	(4,212)
Total Baozun Inc. shareholders' equity	4,896,359	4,461,563	666,094
Non-controlling interests	163,310	163,073	24,346
Total equity	5,059,669	4,624,636	690,440
Total liabilities, redeemable non-controlling interests and equity	12,318,980	10,078,147	1,504,627

Interim Report 2022 11

BAOZUN INC.
FINANCIAL HIGHLIGHTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	For the six months ended June 30, 2021 RMB	2022 RMB	2022 US$
	(In thousands, except for share and per share data and per ADS data)		
Net revenues			
Product sales	1,943,919	1,374,741	205,243
Services	2,380,694	2,731,454	407,795
Total net revenues	4,324,613	4,106,195	613,038
Operating expenses[1]			
Cost of products	(1,636,918)	(1,197,863)	(178,836)
Fulfillment[2]	(1,068,379)	(1,354,415)	(202,209)
Sales and marketing[2]	(1,118,875)	(1,284,236)	(191,731)
Technology and content[2]	(208,404)	(217,507)	(32,473)
General and administrative[2]	(177,585)	(182,278)	(27,213)
Other operating income, net	45,093	65,579	9,791
Total operating expenses	(4,165,068)	(4,170,720)	(622,671)
Income (loss) from operations	159,545	(64,525)	(9,633)
Other income (expenses)			
Interest income	37,125	16,258	2,427
Interest expense	(26,507)	(33,546)	(5,008)
Unrealized investment loss	(54,605)	(94,645)	(14,130)
Gain on repurchase of 1.625% convertible senior notes due 2024	–	7,907	1,180
Impairment loss of investments	(3,541)	–	–
Exchange gain (loss)	17,992	(25,026)	(3,736)
Income (loss) before income tax and share of income in equity method investment	130,009	(193,577)	(28,900)
Income tax expense[3]	(47,092)	(6,621)	(988)
Share of income in equity method investment, net of tax of nil	1,037	3,256	486

12 Interim Report 2022

BAOZUN INC.
FINANCIAL HIGHLIGHTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	For the six months ended June 30, 2021 RMB	2022 RMB	2022 US$
	(In thousands, except for share and per share data and per ADS data)		
Net income (loss)	83,954	(196,942)	(29,402)
Net income attributable to non-controlling interests	(2,933)	6,877	1,027
Net loss attributable to redeemable non-controlling interests	–	(10,098)	(1,508)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	81,021	(200,163)	(29,883)
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:			
Basic	0.37	(1.05)	(0.16)
Diluted	0.36	(1.05)	(0.16)
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.:			
Basic	1.10	(3.15)	(0.47)
Diluted	1.08	(3.15)	(0.47)
Weighted average shares used in calculating net income (loss) per ordinary share			
Basic	221,700,759	190,416,047	190,416,047
Diluted	225,344,924	190,416,047	190,416,047
Net income (loss)	83,954	(196,942)	(29,402)
Other comprehensive income, net of tax of nil:			
Foreign currency translation adjustment	(27,137)	74,393	11,107
Comprehensive income (loss)	56,817	(122,549)	(18,295)

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the six months ended June 30, 2021 RMB	2022 RMB	2022 US$
Fulfillment	5,596	10,105	1,509
Sales and marketing	32,688	41,196	6,151
Technology and content	15,563	15,803	2,359
General and administrative	20,314	27,758	4,144
	74,161	94,862	14,163

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB3.7 million and RMB21.6 million for the six months period ended June 30, 2021 and 2022, respectively.

(3) Including income tax benefits of RMB0.9 million and RMB4.4 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the six months period ended June 30, 2021 and 2022, respectively.

Interim Report 2022 13

BAOZUN INC.
FINANCIAL HIGHLIGHTS

Reconciliations of GAAP and Non-GAAP Results	For the six months ended June 30, 2021 RMB	2022 RMB	2022 US$
	(in thousands, except for share and per ADS data)		
Income (loss) from operations	159,545	(64,525)	(9,633)
Add: Share-based compensation expenses	74,161	94,862	14,163
Amortization of intangible assets resulting from business acquisition	3,695	21,580	3,222
Non-GAAP income from operations	237,401	51,917	7,752
Net Income (loss)	83,954	(196,942)	(29,402)
Add: Share-based compensation expenses	74,161	94,862	14,163
Amortization of intangible assets resulting from business acquisition	3,695	21,580	3,222
Unrealized investment loss	54,605	94,645	14,130
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(924)	(4,402)	(657)
Non-GAAP net income	215,491	9,743	1,456
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	81,021	(200,163)	(29,883)
Add: Share-based compensation expenses	74,161	94,862	14,163
Amortization of intangible assets resulting from business acquisition	3,026	16,400	2,448
Unrealized investment loss	54,605	94,645	14,130
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(757)	(3,324)	(496)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	212,056	2,420	362
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:			
Basic	2.87	0.04	0.01
Diluted	2.82	0.04	0.01
Weighted average shares used in calculating net income per ordinary share			
Basic	221,700,759	190,416,047	190,416,047
Diluted	225,344,924	192,802,594	192,802,594

14 Interim Report 2022